SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                    TESCORP, INC.
          _________________________________________________________________
                                   (Name of Issuer)

                        Common Stock, par value $.02 per share
          _________________________________________________________________
                            (Title of Class of Securities

                                      88154 10 6
                             ____________________________
                                    (CUSIP Number)

                                    Fred Lieberman
                       6251-B Park of Commerce Boulevard, N.W.
                  Boca Raton, Florida  33487 (Phone: (407) 994-4944
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   December 9, 1996
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and  is filing this schedule because  of Rule 13d-1
          (b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:    Six copies  of this  statement, including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 881584 10 6                   13D

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person

               Fred Lieberman
               ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)___

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               00

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       1,280,060
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   1,280,060

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               1,280,060

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.8%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Rule 13d-2(c), this Amendment restates information contained in the original filing of Schedule 13D, dated March 10, 1992, to which this Amendment relates.


          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $.02 per share ("Common Stock"), of Tescorp, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 327 Congress Avenue, Austin, Texas 78701.


          Item 2.   Identity and Background.

                    This statement is filed by Fred Lieberman.

                    The business address of Mr. Lieberman is 6251-B Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487.

                    Mr. Lieberman's principal occupation is that of private investor. See the preceding paragraph for Mr. Lieberman's business address.

                    During the last five years, Mr. Lieberman has not been
          (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                    Mr. Lieberman is a citizen of the United States.


          Item 3.   Source and Amount of Funds or Other Consideration.

                    Mr. Lieberman acquired 1,893,060 shares of Common Stock pursuant to that certain Assignment of Stock in Lieu of Foreclosure dated March 10, 1992 executed by Mr. Jack R. Crosby pursuant to which Mr. Crosby assigned 1,893,060 shares of Common Stock to Mr. Lieberman in consideration of Mr. Lieberman crediting a Note payable by Mr. Crosby to Mr. Lieberman in an amount equal to $2,319,000, or approximately $1.23 per share.

          Item 4.   Purpose of Transaction.

                    The acquisition by Mr. Lieberman of the shares of Common Stock was made for investment purposes. However, Mr. Lieberman will continually evaluate the business, financial condition, and prospects of the Company, market price of the Common Stock, return on his investment, alternative investments, and conditions in the economy and in the industry in which the Company is engaged with a view toward determining whether to hold, decrease, or increase his investment in shares of Common Stock. From time to time, based upon such evaluation, Mr. Lieberman may sell all or a portion of his shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions, and/or in other transactions.

                    On November 27, 1996, Mr. Lieberman sold 13,000 shares of Common Stock on the open market pursuant to Rule 144. On or about December 9, 1996, Mr. Lieberman completed a gift of 600,000 shares to a private foundation. Mr. Lieberman currently intends to sell approximately 187,000 shares of Common Stock pursuant to Rule 144, as soon as practicable under appropriate market conditions, during the 90 day period subsequent to November 27, 1996.

                    Mr. Lieberman has no current, definitive plan, arrangement, or understanding to gain control of the Company or to seek to cause the Company or any of its subsidiaries to be merged, reorganized, or liquidated, to sell or transfer any assets of the Company or any of its subsidiaries, to cause the Company to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter, or bylaws or to cause the Common Stock to cease to be quoted on NASDAQ or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to take any action similar to any of those enumerated in this paragraph.


          Item 5.   Interest in Securities of the Issuer.

                    Mr. Lieberman owns beneficially, and has the sole power to vote and dispose of, 1,280,060 shares or 9.8% of the outstanding Common Stock. Mr. Lieberman has no shared power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock. See Item 3 above for a description of the terms of the transaction pursuant to which such shares were acquired. See Item 4 above for a description of transactions in Common Stock effected during the past 60 days and since the most recent filing of Schedule 13D.

                    The calculation of percentage of outstanding Common Stock set forth herein is based upon 13,000,261 shares of Common Stock outstanding as of November 4, 1996 as reported by the Company in its Form 10-QSB for the quarter ended September 30, 1996.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    There are no other contracts, arrangements, understandings, agreements, or relationships (legal or otherwise) among Mr. Lieberman and any person with respect to securities of the Company.


          Item 7.   Material filed as Exhibits.

               Exhibit A      Assignment of Stock in Lieu of Foreclosure,
                              dated March 10, 1992, executed by Jack R.
                              Crosby -- filed as an Exhibit to the original
                              Schedule 13D of Mr. Lieberman, dated March
                              10, 1992, and incorporated herein by
                              reference.


                                      SIGNATURES

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


          Date:          December 9, 1996

                                             s/Fred Lieberman
                                             _________________________
                                             Fred Lieberman